Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Peridot Acquisition Corp. and Li-Cycle Corp.

Conference Call Script

February 16, 2021

Operator

Welcome to today’s conference call announcing the business combination of Li-Cycle Corp. and Peridot Acquisition Corp. Joining us on the call are Alan Levande, Chairman and CEO of Peridot, Ajay Kochhar, Co-Founder, President and CEO of Li-Cycle, and Tim Johnston, Co-Founder and Executive Chairman of Li-Cycle.

We would first like to remind everyone that statements on this call may be forward-looking statements. Forward looking statements may include but are not limited to expectations, predictions or projections regarding financial and business performance and conditions, competitive and industry outlook; the cash resources, plans and prospects of the combined company; expected valuations of the combined company; and the timing and completion of the business combination. Forward-looking statements about future events are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. We encourage you to read the press release issued today, the accompanying presentation, and Peridot’s public filings with the SEC, including a proxy statement that will be filed and available on the SEC’s website, and, in particular, to the section or sections titled Risk Factors and Forward-Looking Statements, for a discussion of the risks that can affect the transaction, Li-Cycle’s and Peridot’s businesses, and the outlook of the combined company.

Li-Cycle and Peridot are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This communication is for informational purposes only and is not intended to and shall not constitute an offer sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Peridot Acquisition Corp. and Li-Cycle Corp.

Conference Call Script

February 16, 2021

And now, I would like to introduce Alan Levande of Peridot Acquisition Corp.

Alan Levande, Peridot Acquisition Corp.

Good morning, everyone. Peridot Acquisition Corp. is a special purpose acquisition company with approximately $300 million in trust that was established with a focus on the energy transition and sustainability landscape.

When we began our search for a merger partner, we were seeking a partner with an innovative business strategy and proven management team that focused on the opportunities offered by the first- and second-order derivative effects of electrification and mobility. We wanted to find a market leader with a strong moat and breakthrough technology that could benefit from the massive electrification trends taking place globally. A company that would partner with existing OEMs, not compete with them, and Li-Cycle is exactly that. Li-Cycle sits at the intersection of three core megatrends – the electric vehicle revolution, the supply shortage of strategic, finite battery materials, and ESG – providing the sustainable lithium-ion battery recycling solution, which is the missing step in the battery supply chain. The imperative for economically and environmentally sustainable resource recycling is growing in lockstep with the exponential growth of battery manufacturing.

As the movement toward a zero-carbon economy continues to grow, lithium-ion rechargeable batteries are increasingly powering automotive, energy storage, consumer electronics, as well as other industrial and household applications. This has created an urgent need for improved technology and supply chain innovations to better manage battery manufacturing scrap as well as the end-of-life of these batteries, alongside meeting the rapidly growing demand for critical and scarce battery-grade materials. Li-Cycle provides a customer-centric and truly sustainable solution for the resource recovery from lithium-ion batteries, while creating a sustainable supply of critical battery materials.

Peridot Acquisition Corp. and Li-Cycle Corp.

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February 16, 2021

As the leading lithium-ion battery recycling company in North America, we believe Li-Cycle offers a unique and compelling ESG opportunity for investors looking to participate in the global energy transition. It has a patented technology that is economically and sustainably advantaged and is validated by strong existing customer relationships on both the battery supply and off-take sides. Li-Cycle has a proven management team with extensive sector experience, and importantly, it has commercial operations today. All of these factors contribute to the excitement that we have for this transaction.

Now I’d like to add a few words about the parameters of the deal: the implied equity value of the business combination is approximately $1.67 billion, with a $1.1 billion post money enterprise value. That implies a compelling valuation multiple of 3.2x projected 2024 EBITDA, a meaningful discount to comparable company metrics. Peridot’s PIPE financing was oversubscribed with total proceeds of $315 million, including significant investments from Peridot’s sponsor, Carnelian Energy Capital, existing Li-Cycle investor Moore Strategic Ventures and strategic offtake partner Traxys S.A., highlighting the conviction of investors that are already familiar with the company. Other anchor investors include funds and accounts managed by Neuberger Berman, Franklin Templeton, and Mubadala Capital along with other leading institutional shareholders.

We expect that the transaction will result in $615 million in cash to the combined company before expenses, assuming no redemptions by Peridot stockholders. Importantly, the transaction has been unanimously approved by Li-Cycle’s and Peridot’s boards, and Li-Cycle’s shareholders and management are rolling over 100% of their equity into the transaction, showing both their commitment and belief in the company’s long-term growth potential.

With that, I would now like to turn the call over to Co-Founder, President and CEO of Li-Cycle, Ajay Kochhar to tell you more about the company.

Peridot Acquisition Corp. and Li-Cycle Corp.

Conference Call Script

February 16, 2021

Ajay Kochhar, Li-Cycle Corp.

Thanks Alan. Prior to starting Li-Cycle, my Co-Founder Tim Johnston and I worked in the battery metals and chemicals industry, focused on hydrometallurgical and chemical plants to produce battery materials. Our time working in the industry led us to the recognition of a glaring hole in the future of our increasingly electrified economy, which was the lack of an environmentally and economically sustainable solution for the recycling of lithium-ion batteries that have become globally ubiquitous.

We started Li-Cycle with the mission of solving this global battery manufacturing scrap and end-of-life lithium-ion battery problem and simultaneously creating a secondary supply of critical battery metals, while also ensuring a sustainable future for our planet. To give you a sense for the enormity of the problem, total addressable market projections based on data inputs from Benchmark Mineral Intelligence forecasts the quantity of lithium-ion batteries available for recycling in 2030 will increase more than five times from current levels to over 2.6 million tonnes of lithium-ion batteries available for recycling.

Li-Cycle derives deep competitive advantages from its proprietary Spoke-and-Hub technologies, which will enable it to outpace existing and emerging lithium-ion battery resource recovery and recycling companies.

The foundation of the Spoke-and-Hub technology is a two-stage model: a mechanical step followed by a hydrometallurgical, or wet-chemistry process. The mechanical step is completed at a “Spoke” facility, which is a regionalized, low footprint plant that is tactically located near clients (for example, battery manufacturing facilities) and population centers. There, we convert battery manufacturing scrap and end-of-life batteries into intermediate products, including “black mass,” an electrode mixture containing lithium, nickel, cobalt, and other critical materials. This black mass is then transported to the regional “Hub” facility, where, using our innovative wet-chemistry process, we achieve industry-leading recovery rates. The Spoke-and-Hub system and underlying technologies provide several key competitive advantages.

Peridot Acquisition Corp. and Li-Cycle Corp.

Conference Call Script

February 16, 2021

First, we designed the mechanical step to allow us to process any type of lithium-ion battery at any state of charge, without manual sorting. Manual sorting is time consuming and difficult, so many recycling and recovery companies focus on processing specific types of lithium-ion batteries. Unlike any other existing or emerging lithium-ion battery recycling company, Li-Cycle’s method is lithium-ion battery type agnostic, thereby expanding its market reach and supply, and further differentiating it from its competitors.

Second, Li-Cycle’s Spoke-and-Hub technologies enable recovery of up to 95% of all lithium-ion battery materials. This is far greater than our competitors, which often recover 50% or below of the mass of lithium-ion batteries, and primarily target only cathode or cobalt. Our wet-chemistry method extracts valuable lithium chemicals from black mass as a battery-grade product that is thereby re-usable in the manufacturing of new battery technologies. In the short term, this greatly increases the value we derive from battery manufacturing scrap and end-of-life batteries, alongside reducing waste. In the long term, this makes Li-Cycle flexible to handle changing lithium-ion battery chemistries, as the range of extracted materials can be used in lithium-ion batteries as well as the broader economy and are therefore ‘future proofed’. Other competitive emerging technologies, such as cathode-to-cathode recycling, produce limited end-products and have a higher risk of obsolescence due to continuous advancement in cathode technology.

Third, our strategically located Spokes present a solution to the complicated logistics and costly long-distance transport of lithium-ion batteries. By locating Spoke facilities near customers, we reduce transportation costs and make Li-Cycle’s solution a more attractive value proposition.

Finally, while competitors face challenges adapting to increasingly stringent environmental regulations, Li-Cycle’s technologies are sustainable, and attractive to a growing number of ESG-focused clients. Our wet-chemistry process produces no solid waste or wastewater, zero impact air emissions from the process, and uses far less energy than any other existing solution. By contrast, other hydrometallurgical technologies often have significant water emissions and solid waste streams, while smelting or thermal processing typically involves burning of

Peridot Acquisition Corp. and Li-Cycle Corp.

Conference Call Script

February 16, 2021

lithium-ion batteries that produces toxic emissions in the off-gas. The emissions caused by competitor methods present regulatory compliance challenges and complicates facility permitting. This provides a big opportunity for Li-Cycle with a truly differentiated hydrometallurgical process.

With that, let me turn it over to my Co-Founder and Li-Cycle Executive Chairman, Tim Johnston who will cover our business model and the financial overview.

Tim Johnston, Li-Cycle Corp.

Thanks Ajay. I am excited to tell you about how Li-Cycle sources its key inputs and goes to market. The company has contracted supply of 9,500 tonnes per year from over 40 customers, representing approximately 30% of the North American market. Our commercial supply contracts include leaders in the EV and lithium-ion battery ecosystem, including companies in consumer electronics, manufacturing scrap, energy storage, and auto OEMs. Li-Cycle’s battery supply customers include 14 of the largest global automotive and battery manufacturers.

Over 90% of our revenue comes from off-take agreements with industry leaders such as Traxys. Li-Cycle has commercial contracts for all products from the Spokes, including black mass, copper and aluminum, and plastics. In North America, we have contracted to supply Traxys, the largest independent nickel and cobalt off-take and trading firm globally, with 100% of end products from our regional Hub.

Turning to our financial outlook, we believe Li-Cycle’s business model has very strong financial characteristics with substantial revenue growth and attractive contribution margins. Over the course of the next five years, we forecast that our top line will grow at an 82% compound annual growth rate to nearly $1.0 billion dollars with EBITDA margins in the mid-50% range. Moreover, we have significant visibility into our forecasts, supported by our greater than $2 billion revenue pipeline through 2025.

Notably, Li-Cycle stands to benefit from the pricing tailwinds for nickel, lithium carbonate, and cobalt, all of which are in high demand due to growing electrification. Our pricing forecasts assume a more conservative outlook than industry analysts do, potentially providing upside to the forecasts.

Peridot Acquisition Corp. and Li-Cycle Corp.

Conference Call Script

February 16, 2021

In summary, the business combination with Peridot will fully fund our business plan and enable us to capitalize on significant growth opportunities, expand globally, and continue to advance our Spoke-and-Hub patented technologies. This will allow us to cement our strong competitive foothold and existing first mover advantage and, most importantly, maximize shareholder value.

To that end, today represents a major step for Li-Cycle and we couldn’t be more excited as we begin this exciting new chapter of our story.

In closing:

•

The massive global shift toward electrification, increasingly stringent environmental regulations and rising clean energy infrastructure spending are accelerating the demand for lithium-ion battery materials and recycling solutions.

•

Li-Cycle’s scalable, sustainable, safe and patented Spoke-and-Hub technologies provide up to 95% resource recovery, produce no solid waste or wastewater, zero impact air emissions from the process, and use far less energy than any other existing solutions.

•	Our innovative technologies are protected by 18 patents and patent applications, tied back to three core patent families, providing a durable moat.

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Li-Cycle has the only technology that successfully recovers core battery-grade materials from all types of lithium-ion batteries and does so at a lower cost than mining and refining of the same materials.

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Lastly, we have over 40 commercial contracts with blue chip suppliers and off-take agreements through 2030, with a projected revenue pipeline of greater than $2 billion through 2025, including over $900 million in contracted off-take.

Thank you again for joining us. We look forward to updating you on our progress.

Peridot Acquisition Corp. and Li-Cycle Corp.

Conference Call Script

February 16, 2021

*****

Additional Information and Where to Find It

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Holdco”) will prepare and file with the SEC a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Holdco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Li-Cycle, Peridot and Holdco will prepare and file the Proxy Statement/Prospectus with the SEC and Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Holdco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR HOLDCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Holdco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Holdco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Holdco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Peridot Acquisition Corp. and Li-Cycle Corp.

Conference Call Script

February 16, 2021

Participants in the Solicitation

Li-Cycle, Peridot, Holdco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Peridot is contained in Peridot’s final prospectus for its initial public offering, filed with the SEC on September 24, 2020 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as

Peridot Acquisition Corp. and Li-Cycle Corp.

Conference Call Script

February 16, 2021

a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.